Texas Pacific Land Trust

1700 Pacific Avenue, Suite 1670

Dallas, Texas 75201

(214) 969-5530

January 16, 2007

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-0213

Attention:	Daniel L. Gordon Branch Chief Mail Stop 4561

Re:	Texas Pacific Land Trust (the “Trust”)

Form 10-K for the Fiscal Year Ended December 31, 2005

(the “2005 Form 10-K”)

Forms 10-Q for the Quarters Ended March 31, June 30 and

September 30, 2006 (collectively, the “2006 Forms 10-Q”)

Filed 3/16/06

File No. 1-00737

Dear Mr. Gordon:

The purpose of this letter is to respond to the staff’s comments in your letter to me, dated December 28, 2006, with respect to the Trust’s 2005 Form 10-K and 2006 Forms 10-Q. For your convenience, I have also set forth below each of the staff’s comments.

Statements of Income, page F-5

1.

Comment: We note from correspondence dated December 4, 1997 that the Trust’s only significant activity is managing its land. The oil and gas royalty interests, as well as grazing lease rentals, are by-products of the Trust’s only activity. In that regard, it appears that income from these activities, in addition to the interest earned on notes receivable and sundry income do not meet the definition of revenue in paragraph 78 of CON 6. Please revise to present income from activities that do not constitute the Trust’s ongoing major or central operations below operating expenses in future filings. Refer to Rule 5-03 of Regulation S-X.

Mr. Daniel L. Gordon

U.S. Securities and Exchange Commission

January 16, 2007

Response: As stated in Note 2 “Segment Information” of the Notes to Financial Statements included in the 2005 Form 10-K, the Trust believes that management of its land includes the sale and leasing of that land and the management of its retained oil and gas royalty interests. The negotiation of, and entry into, land sale and lease agreements, as well as oil and gas royalty agreements, are activities that are all key elements of the Trust’s management of the land. We believe that, rather than being by-products of the Trust’s management of the land, the income streams from those activities are the direct result of its major and central activity; management of the land. As such, we believe these revenue streams fall within the definition of paragraph 78 of CON 6 and Rule 5-03 of Regulation S-X.

With particular reference to interest income, we note that clause (b) of Paragraph 7 of Rule 5-03 of Regulation S-X states that non-operating income (which is properly reflected below operating expenses) should include interest on securities investments. With the exception of the short-term investment of cash described, below, the Trust does not “invest” in notes or other securities. Interest income earned by the Trust is derived primarily from notes receivable which the Trust accepts as partial payment of the purchase price of land which it sells. The Trust does not regard these notes receivable as investments; rather it believes that they are an integral part of its land sales activities and, thus, of its management of the land, its major and central operation. The Trust accepts notes receivable as partial payment of the purchase price in order to facilitate sales of land as part of its operations. As a result, we believe that the Trust’s reporting of interest generated by notes receivable related to sales of land as revenue is appropriate. The Trust also believes that this is consistent with other industries in which interest from primary and central operations is reflected as revenue and “other interest,” reflected below operating expenses, is comprised of interest earned from investments and peripheral activities.

In the past, the Trust has also reported its peripheral interest income (derived from cash invested in short-term debt securities) as revenue. It has not segregated and reported peripheral interest income below operating income and expenses because the amount of peripheral interest income has been insignificant to the financial statements as a whole. However, the Trust will segregate and report peripheral interest income below operating income and expenses in future filings if the staff believes that presentation to be more appropriate.

2.	Comment: Please advise us why you have recorded an expense for your basis in real estate sold.

Response: As disclosed in the 2005 Form10-K, none of the land that was conveyed to the Trust in 1888 when the Trust was established has any cost basis reflected on the balance sheet. The only land reflected on the balance sheet with a cost basis is (i) land that has been sold by the Trust since 1888, foreclosed upon and deeded back to the Trust, or (ii) those relatively smaller parcels of land that have been purchased by the Trust from time to time to make its existing holdings more contiguous.

Mr. Daniel L. Gordon

U.S. Securities and Exchange Commission

January 16, 2007

The basis in real estate sold is reflected as an expense (not embedded in a gain calculation) in order to make more transparent to a reader of the financial statements the distinction between land that was sold with a cost basis (i.e. foreclosed or purchased real estate) and land that was sold without a cost basis (i.e. real estate originally conveyed to the Trust in 1888). This presentation differs from calculating gains and losses on divested real estate properties, but the Trust believes that its situation is unique in that it owns a large amount of land that was conveyed to it in 1888 through the trust indenture, rather than purchased or acquired for value. Most real estate firms have distinctly different origins and business models (see, Response to Comment 4 below). We believe this presentation best presents relevant information to investors about the nature of land sales and makes more transparent the Trust’s cost basis in real estate sold. This presentation is designed to enhance disclosure to investors.

Statements of Cash Flows, page F-7

3.	Comment: Please advise us why the retirements of water wells, leasehold improvements, furniture and equipment generated an investing cash flow.

Response: The amount of $11,640 reported as an investment cash flow from the retirement of water wells, leasehold improvements, furniture and equipment in the December 31, 2005 financial statements represents the trade-in value (net of a small gain of $2,185) of one truck. That truck was traded in for a new vehicle and the purchase price of the new vehicle was reflected in the investing section of the statement of cash flows. Although common practice would be to reflect cash disbursed associated with vehicle purchases in the investing section, the Trust grossed-up cash disbursed to include the trade-in value of the truck and then reported a positive amount for retirement of equipment to balance the statement of cash flows. As a result, both amounts were reflected in the investing section of the statement of cash flows and the investing section, as a whole, was not distorted by these vehicle transactions. Rather, an additional disclosure was provided. However, in future filings, the Trust will report cash disbursed for property, plant and equipment net of trade-in allowances (with appropriate changes to comparative information as necessary) to be more consistent with predominant practice.

4.

Comment: Please tell us why the purchase of real estate is considered an operating activity. On page 8, you disclose that the purchase of this land would enhance the value of the Trust’s existing holdings in the area by making them larger and more contiguous. This appears to be an investing activity. Please cite the accounting guidance that allows you to show this as an operating activity.

Response: We recognize that most real estate firms and predominant practice would report cash disbursed and received on land acquisitions and sales, respectively, in the investing section of the statement of cash flows in accordance with FAS No. 95 and related guidance.

Mr. Daniel L. Gordon

U.S. Securities and Exchange Commission

January 16, 2007

However, we believe that the business model of the Trust is distinct from that of most companies. As noted in Response 2, above, the Trust was formed in 1888 pursuant to a trust indenture which established a trust over a pool of assets (lands and mineral rights) designed to provide a return to investors (and subsequent investors) of the Texas Pacific Railroad Company. The business model of the Trust, in accordance with the trust indenture, is to manage the land and mineral rights and to divest those lands and mineral rights on an opportunistic basis, eventually liquidating all assets for the benefit of investors. The Trust received about 3,500,000 acres when it was formed and now holds approximately 1,000,000 acres. The Trust indenture authorizes the Trust to purchase land for the protection and benefit of lands held.

The Trust has made a limited number of purchases of relatively small parcels of land over the years. Certain of the tracts of land owned by the Trust are in a “patchwork” pattern interspersed with tracts owned by third parties. This has made the sale of those tracts difficult. Many of the parcels purchased by the Trust have been purchased to complete such a “patchwork” grid and make the Trust’s holdings more contiguous. The Trust has not viewed these purchases as long-term investments, but rather as a means of facilitating its primary operating activity of management of the land, including sales. Indeed, in a number of instances, parcels have been purchased solely to combine them with parcels already owned by the Trust and the combined parcels promptly sold in pre-negotiated transactions.

As a result, land purchases (when they occur) have been reflected in the operating section of the statement of cash flows. These limited purchases of land have been viewed as an intrinsic part of the Trust’s central operating activity, managing the land and mineral rights, including their liquidation, and not as investments.

Although we believe that the Trust’s business model is unique, if requested by the staff, the Trust is prepared to report cash disbursements for land (if and when they occur again) in the investing section of the statement of cash flows in future filings. We believe that if we were to treat cash disbursements for land in the investing section of the statement of cash flows, we should also report cash received from sales of land in the investing section of the statement of cash flows, removing the gain from the operating section of the statement of cash flows. We also believe that we should classify note installment payments as cash flows from investing activities if we were to make the above changes. Reducing revenue for new note originations would remain as an adjustment for noncash activities in the operating section because no cash is exchanged. Please advise us of how to proceed once you review the information presented herein.

Notes to Financial Statements, page F-8

Note (1) Summary of Significant Accounting Policies, page F-8

(b) Revenue Recognition and Notes Receivable, page F-8

Mr. Daniel L. Gordon

U.S. Securities and Exchange Commission

January 16, 2007

5.

Comment: Please expand upon your revenue recognition policies to disclose how you account for each material source of revenue. Refer to paragraph 12 of APB 22. In a supplemental response, please provide us with the disclosure you will include in future filings and clarify how you determined that the policy complied with SAB 101 if not readily apparent.

Response: As requested, in future filings the Trust will expand upon its description of its revenue recognition policies to disclose how the Trust accounts for each material source of revenue. We have attached as Annex A to this letter, a revision of the revenue recognition portion of Note 1 “Summary of Significant Accounting Policies” of the Notes to Financial Statements included in the 2005 Form 10-K to reflect the format we would propose to use in future filings.

In some of our responses, above, we have agreed to change or supplement the disclosures in our future filings. We have agreed to do so in those instances to enhance disclosure transparency and not because we believe our prior filings were materially inaccurate or incomplete.

As requested, the Trust acknowledges that (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the 2005 Form 10-K and the 2006 Forms 10-Q; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 2005 Form 10-K and the 2006 Forms 10-Q; (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you wish to discuss any aspect of this letter, please contact me at (214) 969-5530.

Sincerely, /s/ Roy Thomas Roy Thomas General Agent and Chief Executive Officer

cc:    David E. Barry, Esq.

Annex A

(b) Revenue Recognition

The primary income producing assets of the Trust are land and mineral rights. Revenue is generated from these assets as follows:

Oil and gas royalties

Oil and gas royalties (Royalties) are received in connection with mineral rights owned by the Trust. Royalties are recognized as revenue when crude oil and gas are extracted. Royalty payments not received during the month of extraction are accrued as revenue based on historical trends.

The Trust analyzes reports of drilling activities by the oil companies with which it has entered into leases in an effort to identify unpaid royalties associated with mineral rights owned by the Trust. Rights to certain royalties believed by the Trust to be due and payable may be subject to dispute with the oil company involved as a result of disagreements with respect to drilling and related engineering information. Disputed royalties are recorded when these contingencies are resolved. The Trust received income of $42,560 and $330,496 in 2005 and 2004, respectively, related to past production due to settlements of claims for unpaid oil and gas royalties.

Grazing lease rentals

The Trust leases land to the farming industry for grazing purposes. Lease income is recognized when earned. These leases generally require fixed annual payments. Lease terms generally range from three to five years. Advance lease payments are deferred and amortized over the appropriate accounting period. Lease payments not paid are recorded as accounts receivable.

Land sales

The Trust generally receives cash payments on land sales of 25% or more within the first year of such sales. Thereafter, annual principal and interest payments are required by the Trust. Accordingly, income is recognized on land sales during the periods in which such sales are closed and sufficient amounts of cash down payments are received using the full accrual method of gain recognition. For Federal income tax purposes, such sales are recognized on the installment method.

Interest income and notes receivable

Interest income is recognized when earned.

Easements and sundry income

Easement contracts represent contracts which permit companies to install pipeline and other equipment on land owned by the Trust. Easement income is recognized when,

upon receiving the required amounts due and a signed contract, the Trust makes available the respective parcel of land to the customer (earnings process).

Sundry income represents sundry (diverse) leasing arrangements to companies in a wide array of industries, including: farming, oil and gas, construction, and other industries. Lease income is recognized when earned. These leases generally require fixed annual payments or royalties. Lease terms generally range from month-to-month arrangements to ten years. Advance lease payments are deferred and amortized over the appropriate accounting period. Lease payments not paid are recorded as accounts receivable.

Note – In addition to making the above changes to the Revenue Recognition portion of Note 1, the Trust will make the current disclosure with respect to notes receivable (set forth below) a separate disclosure within Note 1.

Notes Receivable

Notes receivable related to land sales bear interest rates ranging from 7.0% to 11.0% as of December 31, 2005 and are secured by first lien deeds of trust on the properties sold. The weighted average interest rate is 7.31% as of December 31, 2005. The annual installments on notes are generally payable over terms of 10 to 15 years. There is no penalty for prepayment of principal, and prepayments in 2005, 2004 and 2003 were $3,516,738, $2,395,754, and $1,648,383, respectively. The interest rates on notes receivable are considered comparable with current rates on similar land sales and, accordingly, the carrying value of such notes receivable approximates fair value. Management of the Trust monitors delinquencies to assess the propriety of the carrying value of its notes receivable. At the point in time that notes receivable become delinquent, management reviews the operations information of the debtor and the estimated fair value of the collateral held as security to determine whether an allowance for losses is required. There was no allowance for uncollectible accounts at December 31, 2005, 2004, or 2003. One customer represented approximately 55% and 64% and another represented approximately 17% and 15% of the Trust’s notes receivable balance at December 31, 2005 and 2004, respectively.

The maturities of notes receivable for each of the five years subsequent to December 31, 2005 are:

[Table]

As of December 31, 2005, there were no significant delinquencies in the Trust’s notes receivable. The Trust reviews its aging, financial operations information on its debtors, and estimated fair value of collateral held as security to determine an appropriate allowance for delinquencies, if any.